Metalla Adds Royalty on Agnico Eagle's Santa Gertrudis Gold Property

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Sept. 5, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that it has entered into a purchase and sale agreement (the "Agreement") to acquire a 2% net smelter return royalty (the "Royalty") on the Santa Gertrudis gold property located north of Hermosillo in Sonora, Mexico ("Property") from GoGold Resources Inc. ("GoGold") for US$12 million in cash.

The Agreement is subject to a Right of First Refusal ("ROFR") held by the owner of the Property, Agnico Eagle Mines Limited ("Agnico"). Agnico has 45 days (the "Offering Period") to exercise its ROFR. If Agnico fails to respond or waives its ROFR during the Offering Period, then Agnico will be deemed to have refused the offer.

GoGold, at its option, has the right to take US$6 million of the purchase price in Metalla shares at a deemed price of CAD$0.78 per share. Such shares will be subject to a 4 month hold period under applicable securities laws and the rules of the TSX Venture Exchange. In addition to the ROFR, the completion of the acquisition is subject to customary conditions including the approval of the TSX Venture Exchange. Closing is expected to occur by the second half of Q4 2018.

Mr. Brett Heath, President and Chief Executive Officer of Metalla commented, "This acquisition enhances Metalla's strong development pipeline and adds a second royalty with Agnico as its counterparty, one of the premier gold mining companies in the world."

SANTA GERTRUDIS GOLD PROPERTY

Santa Gertrudis is the most recent acquisition by Agnico which closed in November 2017 for US$80 million (CAD$105 million) in cash. In addition to the cash consideration, GoGold retained a 2% NSR on the Property, 1% of which can be bought back at any time for US$7.5 million. Metalla views the Property as having strong resource expansion potential on its large 42,000-hectare land package. The Property produced over 550,000 ounces of gold in the 1990's at an average head grade of 2.13 g/t gold.

Since Agnico has acquired the Property, they have started an initial drilling program that consists of 28,000 metres with a budget of approximately $9.5 million, focused on the evaluation of known mineralized zones with an updated PEA expected in 2019.

Northern Sonora Mexico, where the Property is located, has three northwest-trending mineralization corridors, which each have distinctive regional geological features. Santa Gertrudis covers a potential strike length of 25 km of the favourable Cretaceous-age Intra-caldera sedimentary belt. The mineralized deposits form trends that are hosted mainly by the sedimentary Mural Formation but are not restricted to this unit. There is a distance of 18 km between the northernmost and southernmost mineralized deposits with the balance remaining to be explored.

In 2014, GoGold published a mineral resource estimate as summarized in the following table:

Santa Gertrudis Mineral Resources(1-5)
		Indicated			Inferred
Type	Cut-off Au g(1)	kTonnes	Au g/t	Au kOunces	kTonnes	Au g/t	Au kOunces
Oxide	0.16	22,072.3	1.06	751.2	6,696.8	0.96	207.1
Mixed	0.25	815.8	1.47	38.5	851.5	1.44	39.4
Sulphide	0.60	174.2	1.90	10.6	4.2	2.32	0.3
Amelia Pads	0.20	244.3	1.19	9.4	192.5	1.25	7.7

Total		23,306.6	1.08	809.7	7,745.0	1.02	254.5

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)The mineral resources in this estimate were calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as prepared by the CIM Standing Committee on Reserve Definitions, as well as the requirements of National Instrument 43-101.
(3)All resources are reported within an optimized pit shell developed using the following economic parameters: Gold Price $1,300 per ounce. G&A cost $0.80 per tonne. Mining cost $1.40 per tonne. Processing cost $4.00 per tonne for oxides, carbonaceous oxides and mixed oxide/sulphide deposits, and $22.00 per tonne for sulphides. Process recoveries used are 75% for oxides and leach pad material, and 50% for mixed oxide/sulphide deposits, and 90% for sulphides. Optimized pit slopes are 50 degrees.
(4) The mineral resource table incorporates 35 deposits and associated optimized pit shells as well as three leach pads.
(5) TECHNICAL REPORT, UPDATED RESOURCE ESTIMATE ON THE SANTA GERTRUDIS GOLD PROPERTY, SONORA STATE, MEXICO FILED ON SEDAR ON AUGUST 1, 2014 BY GOGOLD RESOURCES INC

QUALIFIED PERSON

The scientific and technical information contained in this press release has been reviewed by Charles Beaudry, M.Sc., P.Geo. and géo., a qualified person within the meaning of NI 43-101.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

"Brett Heath"

President and CEO

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release relating to the Santa Gertrudis Property is based on information publicly disclosed by the owner or operator of this property and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Santa Gertrudis royalty transaction, anticipated cash flows upon completion of the Transaction, the completion of the Transaction and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

The disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: CONTACT INFORMATION: Metalla Royalty & Streaming Ltd., Brett Heath, President, and CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website:

www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 08:30e 05-SEP-18